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                              January 25, 2022

       Wenjie Tang
       Chief Executive Officer
       AGM Group Holdings, Inc.
       Room 1502-3 15/F., Connaught Commercial Building,
       185 Wanchai Road
       Wanchai, Hong Kong

                                                        Re: AGM Group Holdings,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 11,
2022
                                                            File No. 333-262107

       Dear Mr. Tang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed January 11, 2022

       General

   1. Please disclose whether you or your Chinese subsidiaries conduct any operations through contractual
arrangements with a variable interest entity based in China. If so, please review the Sample
Letter to China-Based Companies on our website and make any
                                                        necessary revisions.
   2. We note your risk factor disclosure, beginning on page 11, regarding the future regulation of bitcoin having a
potentially negative impact on the bitcoins you mine or otherwise acquire. Please tell us
whether the company mines or intends to mine bitcoin or any other digital assets.
Additionally, please tell us whether the company intends to buy, sell, hold,
 Wenjie Tang
AGM Group Holdings, Inc.
January 25, 2022
Page 2
       or accept bitcoin or any other digital assets as payment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                             Sincerely,
FirstName LastNameWenjie Tang
                                                             Division of
Corporation Finance
Comapany NameAGM Group Holdings, Inc.
                                                             Office of
Technology
January 25, 2022 Page 2
cc:       Yarona L. Yieh
FirstName LastName